UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2012

Commission File No.: 001-33905

UR-ENERGY INC.

(Translation of the registrant’s name into English)

10758 W Centennial Road, Suite 200

Littleton, Colorado 80127

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐       Form 40- F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐           No ☒

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.
55 Metcalfe Street, Suite 1300
Ottawa, Ontario K1P 6L5

2.	Date of Material Change

April 30, 2012

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on April 30, 2012 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

The Company issued an updated Preliminary Economic Assessment (PEA) for the Lost Creek Property (the “Property”). This assessment confirms the 45% increase in the Measured and Indicated mineral resources for the Property announced on April 4, 2012 by previous press release, which is the result of recent acquisition of lands immediately adjacent to the Lost Creek Project.

5.	Full Description of Material Change

The Company issued an updated Preliminary Economic Assessment (PEA) for the Lost Creek Property (the “Property”). This assessment confirms the 45% increase in the Measured and Indicated mineral resources for the Property announced on April 4, 2012 by previous press release, which is the result of recent acquisition of lands immediately adjacent to the Lost Creek Project.

Ur-Energy generated this PEA to provide an updated mineral resource estimate for the Lost Creek Property prompted by recent acquisition of adjacent mineral properties. The new PEA demonstrates the enhanced economic viability of the mineral resources at the Property. The economic analysis focuses on the resources within the Lost Creek and LC East Projects due to the preponderance of data available there. The economic analysis estimates the Lost Creek Project will generate net earnings over its life, before income tax, of US$283.0 million from the projected production of 7.38 million pounds U3O8. It is estimated that the Project has a calculated Internal Rate of Return (IRR) of 87% and a Net Present Value (NPV) of US$181.0 million applying an eight percent discount rate. The estimated operational cost for the Project is US$16.12 per pound of uranium produced, while the total cost of uranium production including all required capital spending is estimated at US$36.52 per pound.

The current mineral resources are as follows:

Lost Creek Property Mineral Resources as of April 30, 2012

PROJECT	MEASURED			INDICATED			INFERRED
	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	937.5	1,015.7
LC EAST	0.054	1,158.3	1,255.9	0.043	1,551.3	1,327.0	0.045	910.8	815.3
LC NORTH	-----	-----	-----	-----	-----	-----	0.048	413.8	398.2
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
LC WEST	-----	-----	-----	-----	-----	-----	0.109	17.2	37.4
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	0.055	3,850.4	4,198.8	0.053	3,965.1	4,149.4	0.049	2,989.2	2,869.1
			MEASURED + INDICATED =		7,815.5	8,348.2

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.30 GT.
4.	Typical ISR industry practice is to apply a GT cutoff in the range of 0.30 which has generally been determined to be an economical cutoff value. This 0.30 GT cutoff was used in this evaluation without direct relation to an associated price.
5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 the CIM Definition Standards (CIM Council, 2010).
6.	The Total Average Grade for each category is a weighted average of each of the Projects.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith

CFO/CAO

Ur-Energy Inc.

10758 W. Centennial Road, Suite 200

Littleton, Colorado 80127

Telephone: 720-981-4588

9.	Date of Report

May 7, 2012

Schedule A

Ur-Energy Confirms Increase in Resources and Updates Lost Creek Property Economics

Littleton, Colorado (PR Newswire – April 30, 2012) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) (“Ur-Energy” or the “Company”) is pleased to announce that it has issued an updated Preliminary Economic Assessment (PEA) for the Lost Creek Property (the “Property”). This assessment confirms the 45% increase in the Measured and Indicated mineral resources for the Property announced on April 4, 2012, which is the result of recent acquisition of lands immediately adjacent to the Lost Creek Project.

Ur-Energy generated this PEA in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) to provide an updated mineral resource estimate for the Lost Creek Property prompted by recent acquisition of adjacent mineral properties. The new PEA demonstrates the enhanced economic viability of the mineral resources at the Property. The economic analysis focuses on the resources within the Lost Creek and LC East Projects due to the preponderance of data available there. The economic analysis estimates the Lost Creek Project will generate net earnings over its life, before income tax, of US$283.0 million from the projected production of 7.38 million pounds U3O8. It is estimated that the Project has a calculated Internal Rate of Return (IRR) of 87% and a Net Present Value (NPV) of US$181.0 million applying an eight percent discount rate. The estimated operational cost for the Project is US$16.12 per pound of uranium produced, while the total cost of uranium production including all required capital spending is estimated at US$36.52 per pound.

Wayne Heili, President and CEO of the Company shared “I am extremely pleased with results of Ur-Energy’s latest PEA. Not only have we been able to significantly expand the mineral resources at the Lost Creek Property, but we continue to demonstrate its economic viability. Definition of this Property continues to validate its excellent potential as shown through continued increases in compliant resources.”

The April 2012 PEA incorporates all drilling data and analyses of the Company using the GT contour method, which is well suited for detailed mine planning and estimates of resources for the type of roll front mineralization found on the Property. The current mineral resources are as follows:

Lost Creek Property Mineral Resources as of April 30, 2012

PROJECT	MEASURED			INDICATED			INFERRED
	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	937.5	1,015.7
LC EAST	0.054	1,158.3	1,255.9	0.043	1,551.3	1,327.0	0.045	910.8	815.3
LC NORTH	-----	-----	-----	-----	-----	-----	0.048	413.8	398.2
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
LC WEST	-----	-----	-----	-----	-----	-----	0.109	17.2	37.4
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	0.055	3,850.4	4,198.8	0.053	3,965.1	4,149.4	0.049	2,989.2	2,869.1
			MEASURED + INDICATED =		7,815.5	8,348.2

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.30 GT.
4.	Typical ISR industry practice is to apply a GT cutoff in the range of 0.30 which has generally been determined to be an economical cutoff value. This 0.30 GT cutoff was used in this evaluation without direct relation to an associated price.
5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 the CIM Definition Standards (CIM Council, 2010).
6.	The Total Average Grade for each category is a weighted average of each of the Projects.

The Lost Creek Property is located approximately 90 miles southwest of Casper, Wyoming. It consists of six contiguous Project areas: Lost Creek, LC East, LC North, LC South, LC West, and EN. Including the recent additions to the land position, the Company now controls approximately 43,500 acres of federal mining claims and State of Wyoming Leases as shown here.

Ur-Energy is currently advancing the Lost Creek Project through the permitting process. To date, the U.S. Nuclear Regulatory Commission and the Wyoming Department of Environmental Quality have granted approval for the Project. The U.S. Bureau of Land Management (BLM) is continuing its review with an anticipated completion date in the summer of 2012. The Company plans to begin construction at the Lost Creek Project during the summer of 2012 followed by production in the spring of 2013. The LC East resources are also anticipated to provide production feed to the Lost Creek facility following further delineation and successful permitting.

Cautionary statement: this Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this Preliminary Economic Assessment is based on site-specific laboratory recovery data as well as URE personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

The full report titled “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming,” dated April 30, 2012 is available on the Company’s profile on SEDAR (www.sedar.com) and on EDGAR (http://www.sec.gov/edgar.shtml). The PEA is also available on the Company’s website at www.ur-energy.com. This technical report supersedes the February 29, 2012 “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming”.

John Cooper, Ur-Energy Project Geologist, P.Geo. and SME Registered Member, and a Qualified Person as defined by NI 43-101, and Catherine Bull, Ur-Energy Project Engineer, Wyoming P.E., and a Qualified Person as defined by NI 43-101, have reviewed and approved the technical disclosure contained in this news release. Mr. Cooper has verified the sampling, analytical and test data underlying the mineral resource estimate disclosed in this news release.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

Cautionary Note to U.S. Investor Concerning Resource Estimates

This press release uses the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource.” The Company advises U.S. investors that while these terms are recognized and required Canadian regulations, the United States Securities and Exchange Commission (SEC) does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their legal and economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable.

Cautionary Note Regarding Forward-Looking Information

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the technical and economic viability of the Lost Creek Project; the further development of the resources to be a part of the production at the Lost Creek mine; the potential to develop additional resources on the Lost Creek Property; and, the receipt and related timing of the final approval from the BLM and associated timing for the commencement of construction and production at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Reader should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UR-ENERGY INC.

Date: May 7, 2012	By:	/s/ Roger Smith
Roger Smith, Chief Financial Officer